SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

APPLIANCE RECYCLING CENTERS OF AMERICA, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03814F-20-5

(CUSIP Number)

Isaac Capital Group LLC

3525 Del Mar Heights Road, Suite 765

San Diego, CA 92130

(858) 259-6666

Jon Isaac

3525 Del Mar Heights Road, Suite 765

San Diego, CA 92130

(858) 259-6666

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on December 18, 2014, as amended (as amended, “Schedule 13D” or this “Statement”), with respect to the common stock (the “Common Stock”), of Appliance Recycling Centers of America, Inc., a Minnesota corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged.

Item 4. Purpose of the Transaction.

On February 2, 2015, Isaac Capital Group LLC sent to the Company the letters attached hereto as Exhibits 99.1 and 99.2.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

99.1	Letter, dated February 2, 2015, from Isaac Capital Group LLC to the Board of Directors of Appliance Recycling Centers of America, Inc.

99.2	Inspection Demand, dated February 3, 2015.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 3, which agreement is set forth on the signature page to this Statement.

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: February 4, 2015

ISAAC CAPITAL GROUP LLC

/s/ Jon Isaac

John Isaac

Managing Member

/s/ Jon Isaac

Jon Isaac

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